SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

EXELA TECHNOLOGIES, INC.

(Name of Subject Company (Issuer) and Filing Person(Offeror))

Common Stock

(Title of Class of Securities)

30162V409

(CUSIP Numbers of Class of Securities)

Shrikant Sortur
Chief Financial Officer
Exela Technologies, Inc.
2701 E. Grauwyler Rd.

Irving, TX 75061

(844) 935-2832

(Name, address and phone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Maurice M. Lefkort; Sean M. Ewen
Willkie Farr & Gallagher LLP

787 Seventh Avenue
New York, NY 10019

Telephone: (212) 728-8239; (212) 728-8867

Facsimile: (212) 728-9239; (212) 728-9867

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.

☒	issuer tender offer subject to Rule 13e4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Original Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on January 26, 2022, by Exela Technologies, Inc., a Delaware corporation (“Exela” or the “Company”) as amended by that certain Amendment No. 1 to Schedule TO filed with the SEC on February 1, 2022 (“Amendment No. 1”), that certain Amendment No. 2 to Schedule TO filed with the SEC on February 7, 2022 (“Amendment No. 2”) and that certain Amendment No. 3 to Schedule TO filed with the SEC on February 24, 2022 (“Amendment No. 3”, together with the Original Schedule TO, Amendment No. 1 and Amendment No. 2, the “Schedule TO”). This Amendment No. 4 is a filing to amend and restate the Second Amended and Restated Letter of Transmittal, previously filed as Exhibit (a)(1)(J) to the Schedule TO. You should read this Amendment No. 4 together with the Schedule TO, the Offer to Exchange and the Offer Documents.

This Amendment No. 4 is being filed to correct certain disclosure in Section 1 of the Instructions to the Second Amended and Restated Letter of Transmittal relating to the obligations of certain “Non-U.S. Persons” (as defined in the Offer to Exchange) with respect to taxes.

In addition, the Company was advised by DTC that, under DTC rules, DTC is cancelling all prior tenders. Accordingly, any stockholders who have previously tendered their shares of Common Stock in the Offer who wish to participate in the updated Offer will need to resubmit their tenders by following the instructions in the section of the Offer to Exchange entitled “Procedures for tendering shares of Common Stock in the Offer”.

Items 1 through 11.

Items 1 – 11 are hereby amended and updated by the Amended and Restated Offer to Exchange, dated February 24, 2022, which is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Offer to Exchange, dated January 26, 2022(1)
(a)(1)(B)	Letter of Transmittal(1)
(a)(1)(C)	Notice of Guaranteed Delivery(1)
(a)(1)(D)	Letter to Broker(1)
(a)(1)(E)	Letter to Clients(1)
(a)(1)(F)	Form of Summary Advertisement, dated January 26, 2022(1)
(a)(1)(G)	Supplement No. 1 to the Offer to Exchange, dated February 7, 2022(3)
(a)(1)(H)	Amended and Restated Letter of Transmittal(3)
(a)(1)(I)	Amended and Restated Offer to Exchange, dated February 24, 2022(4)
(a)(1)(J)	Second Amended and Restated Letter of Transmittal(4)
(a)(1)(K)*	Third Amended and Restated Letter of Transmittal
(a)(5)(A)	Press Release issued by the Company, dated January 26, 2022(1)
(a)(6)(A)	Exela Webpage(1)
(a)(7)(A)	Form of E-mail Communication to be sent by the Company commencing January 31, 2022(2)
(a)(8)(A)	Press Release issued by the Company, dated February 7, 2022(3)
(a)(9)(A)	Updated Exela Webpage, dated February 7, 2022(3)
(a)(10)(A)	Press Release issued by the Company, dated February 24, 2022(4)
(a)(11)(A)	Updated Exela Webpage, dated February 24, 2022(4)

*       Filed herewith.

(1)	Incorporated by reference from the Original Schedule TO, filed by the Company with the Securities and Exchange Commission on January 26, 2022.

(2)	Incorporated by reference from Amendment No. 1 to Schedule TO, filed by the Company with the Securities and Exchange Commission on February 1, 2022.

(3)	Incorporated by reference from Amendment No. 2 to Schedule TO, filed by the Company with the Securities and Exchange Commission on February 7, 2022.

(4)	Incorporated by reference from Amendment No. 3 to Schedule TO, filed by the Company with the Securities and Exchange Commission on February 24, 2022.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Exela Technologies, Inc.

By:	/s/ Erik Mengwall
Name: Erik Mengwall
Title: Secretary

Date: February 28, 2022

EXHIBIT INDEX

(a)(1)(K)*	Third Amended and Restated Letter of Transmittal

*       Filed herewith.

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